UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OUTFRONT Media Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

69007J106

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

5430 Lyndon B. Johnson Fwy, Suite 1250

Dallas, Texas 75240

(469) 564-4800

Arturo R. Moreno

c/o Moreno Companies, LLC

4455 E. Camelback Road, Suite C140

Phoenix, Arizona 85018

(602) 667-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69007J106

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,007,747
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,007,747
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,007,747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 165,981,712 shares of Common Stock outstanding as of August 6, 2024.

CUSIP No. 69007J106

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,007,747 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,007,747 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,007,747 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Beneficial ownership of the shares of common stock, $0.01 par value per share (“Common Stock”) of OUTFRONT Media Inc., a Maryland corporation (the “Issuer”), owned by Verde Investments, Inc. (“Verde”) is also attributable to Mr. Garcia as the sole shareholder and director of Verde and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 165,981,712 shares of Common Stock outstanding as of August 6, 2024.

CUSIP No. 69007J106

1.	Names of Reporting Persons Arturo R. Moreno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,900,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,900,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 165,981,712 shares of Common Stock outstanding as of August 6, 2024.

This Amendment No. 2 (“Amendment No. 2”) is jointly filed by Verde, Mr. Garcia and Mr. Moreno (together, the “Reporting Persons,” and each, a “Reporting Person”) with respect to the Issuer’s Common Stock, pursuant to their Joint Filing Agreement dated as of October 24, 2023, filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission on October 24, 2023, as subsequently amended on February 21, 2024 (collectively, the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

Verde purchased 1,547,796 shares of Common Stock in open market transactions for an aggregate purchase price of $22,442,802.65, including brokerage commissions. Funding of the purchases of the Common Stock was from Verde’s working capital.

The information set forth in Item 5 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5.

(c)

The transactions effected by the Reporting Persons in respect of the Issuer’s Common Stock since the most recent filing of the Reporting Persons on Original Schedule 13D are set forth on the following table. All sales and purchases provided below were made by the Reporting Persons in open market transactions at prevailing markets prices.

Verde Investments, Inc.

Nature of Transaction	Transaction Date	Number of Shares Purchased/(Sold)	Total Purchase/Sale Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	5/3/2024	159,763	$2,381,043.85	$14.8986	$14.62 - $15.00
Purchase of Common Stock on Open Market	5/6/2024	12,898	$189,866.30	$14.7156	$14.65 - $14.75
Purchase of Common Stock on Open Market	5/8/2024	100,000	$1,477,380.00	$14.7688	$14.67 - $14.85
Purchase of Common Stock on Open Market	5/17/2024	172,137	$2,545,527.53	$14.7828	$14.725 - $14.80
Purchase of Common Stock on Open Market	5/22/2024	73,596	$1,073,287.27	$14.5785	$14.55 - $14.60
Purchase of Common Stock on Open Market	5/23/2024	150,000	$2,156,175.00	$14.3695	$14.20 - $14.50
Purchase of Common Stock on Open Market	5/24/2024	100,000	$1,429,190.00	$14.2869	$14.205 - $14.35
Purchase of Common Stock on Open Market	6/7/2024	30,491	$420,556.27	$13.7878	$13.72 - $13.80
Purchase of Common Stock on Open Market	6/10/2024	80,311	$1,102,718.22	$13.7256	$13.54 - $13.80
Purchase of Common Stock on Open Market	6/11/2024	108,861	$1,497,132.68	$13.7477	$13.65 - $13.80
Purchase of Common Stock on Open Market	6/14/2024	100,000	$1,350,230.00	$13.4973	$13.455 - $13.50
Purchase of Common Stock on Open Market	6/17/2024	10,947	$146,488.38	$13.3766	$13.355 - $13.40
Purchase of Common Stock on Open Market	8/2/2024	197,617	$2,963,222.18	$14.9898	$14.88 - $15.00
Purchase of Common Stock on Open Market	8/5/2024	100,000	$1,412,270.00	$14.1177	$13.935 - $14.15

Nature of Transaction	Transaction Date	Number of Shares Purchased/(Sold)	Total Purchase/Sale Amount ($)	Price Per Share ($)	Price Per Share Range
Purchase of Common Stock on Open Market	8/7/2024	64,623	$968,440.28	$14.981	$14.85 - $15.00
Purchase of Common Stock on Open Market	8/9/2024	2,831	$41,757.54	$14.7451	$14.74 - $14.75
Purchase of Common Stock on Open Market	8/12/2024	42,032	$628,992.07	$14.9596	$14.84 - $15.00
Purchase of Common Stock on Open Market	9/6/2024	14,325	$229,085.41	$15.987	$15.95 - $16.00
Purchase of Common Stock on Open Market	9/9/2024	27,364	$429,439.67	$15.6886	$15.51 - $15.80
Sale of Common Stock on Open Market	10/17/2024	(101,821)	$1,940,094.28	$19.0595	$19.00 - $19.13
Sale of Common Stock on Open Market	10/18/2024	(132,879)	$2,544,243.18	$19.1526	$19.00 - $19.23
Sale of Common Stock on Open Market	10/21/2024	(2,600)	$49,481.04	$19.0367	$19.00 - $19.095
Sale of Common Stock on Open Market	10/25/2024	(188,666)	$3,460,604.20	$18.348	$18.25 - $18.60
Sale of Common Stock on Open Market	10/28/2024	(160,562)	$2,973,043.87	$18.522	$18.44 - $18.64
Sale of Common Stock on Open Market	10/29/2024	(339,390)	$6,230,721.68	$18.3641	$18.285 - $18.64
Sale of Common Stock on Open Market	10/30/2024	(865,283)	$15,988,946.87	$18.4838	$18.25 - $18.76
Sale of Common Stock on Open Market	10/31/2024	(651,466)	$11,735,638.19	$18.0197	$18.00 - $18.19
Sale of Common Stock on Open Market	11/4/2024	(197,771)	$3,562,804.81	$18.0203	$18.00 - $18.15
Sale of Common Stock on Open Market	11/5/2024	(450,000)	$8,108,144.52	$18.0236	$18.00 - $18.105
Sale of Common Stock on Open Market	11/6/2024	(845,917)	$15,258,903.24	$18.0438	$18.00 - $18.24

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

VERDE INVESTMENTS, INC.

By:	/s/ Ernest C. Garcia II
Name: Ernest C. Garcia II
Title: President and Chief Executive Officer

ERNEST C. GARCIA II

By:	/s/ Ernest C. Garcia II
Name: Ernest C. Garcia II

ARTURO R. MORENO

By:	/s/ Arturo R. Moreno
Name: Arturo R. Moreno